Filed by Lexar Media, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  Lexar Media, Inc.
Commission File No. of Subject Company:  000-31103

The following letter was sent to certain of Lexar Media, Inc.’s suppliers of flash memory on March 8, 2006:

Dear xxxx,

I have some important news which I want to share directly with you.  You will note in the attached press release that Micron has arranged to acquire Lexar – which is of course big news for us.  I want you to know this does not change the value I and Lexar place on our partnership together.   I look forward to discussing this matter directly with you in the near future.

Best regards as always, Eric

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Micron and Lexar intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of Lexar by Micron pursuant to the terms of an Agreement and Plan of Merger by and among Micron, March 2006 Merger Corp., a wholly-owned subsidiary of Micron, and Lexar.  The prospectus/proxy statement will be mailed to the stockholders of Lexar.  Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Micron, Lexar and the proposed merger.  The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, 208-368-4465.  Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Public Relations, Diane Carlini, (510) 580-5604. Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Micron, Steven Appleton, Micron’s Chairman, Chief Executive Officer and President, and certain of Micron’s other executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron’s other executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

Lexar, Eric Stang, Lexar’s Chairman, Chief Executive Officer and President, and Lexar’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger.  Such individuals may have interests in the proposed merger, including as a result of holding Lexar common stock or stock options.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and Lexar’s other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

FOR IMMEDIATE RELEASE

Contacts:	Daniel Francisco	Diane Carlini
	Micron Technology, Inc.	Lexar Media, Inc.
	208-368-5584	510-580-5604
	dfrancisco@micron.com	dcarlini@lexar.com

MICRON TECHNOLOGY, INC., TO ACQUIRE LEXAR MEDIA, INC.

BOISE, Idaho, and FREMONT, Calif., March 8, 2006 – Micron Technology, Inc., (NYSE: MU) and Lexar Media, Inc., (Nasdaq: LEXR)  today announced that they have entered into a definitive agreement for Micron to acquire Lexar in a stock-for-stock merger. Under terms of the agreement, each outstanding common share of Lexar will receive 0.5625 shares of Micron stock. Micron anticipates issuing shares in exchange for 81.6 million Lexar shares outstanding. Additional Micron shares will be issued upon the exercise of assumed stock options.

The acquisition will strengthen Micron’s position in the NAND flash business and enable the company to deliver innovative NAND flash solutions from design, development and manufacturing to marketing and sales of products to worldwide consumers and device manufacturers. The merger is designed to combine Micron’s technology and manufacturing leadership in NAND flash memory with Lexar’s leadership in NAND controller and system design technology, brand recognition and retail channel strength to create a vertically integrated entity fully focused on the NAND business.

“With this acquisition, Micron will have a complete package of NAND memory solutions for our customers,” said Steve Appleton, Micron chairman, CEO and president. “Together with our NAND designs, technology, manufacturing capability and distribution channels, Micron is in a strong position to serve the flash storage requirements of consumer electronics and enterprise customers.”

“Through this acquisition, we expect to better align Lexar’s cost structure with business conditions and increase our development and go-to-market scale in order to compete more effectively,” said Eric Stang, Lexar chairman, CEO and president. “By merging with Micron, Lexar can achieve significant cost synergies and become better positioned to satisfy customer needs and establish faster growth, especially in new emerging mobile handset and solid- state computing businesses. We view this as an exciting opportunity for our company and its shareholders.”

The transaction is subject to regulatory review, Lexar stockholder approval and other customary closing conditions. Completion of the merger is expected by the end of the third calendar quarter. Upon closing, Lexar, as a continuing entity, will become a wholly-owned subsidiary of Micron, and Lexar’s stock will cease trading on the NASDAQ stock market.

Lexar is a leading marketer and manufacturer of NAND flash memory products including memory cards, USB flash drives, card readers and ATA controller technology for the digital photography, consumer electronics, industrial and communications markets. The company holds over 94 issued or allowed controller and system patents, and licenses its technology to companies including Olympus Corporation, Samsung Electronics Co., Ltd., SanDisk Corporation and Sony Corporation. Lexar sells its memory cards worldwide and through an exclusive agreement, also sells memory cards under the Kodak brand. Headquartered in Fremont, Calif., Lexar has operations in countries around the world. More information is available at www.lexar.com.

Micron Technology, Inc., is one of the world’s leading providers of advanced semiconductor solutions. Through its worldwide operations, Micron manufactures and markets DRAMs, NAND flash memory, CMOS image sensors, other semiconductor components, and memory modules for use in leading-edge computing, consumer, networking, and mobile products. Micron’s common stock is traded on the New York Stock Exchange (NYSE) under the MU symbol. To learn more about Micron Technology, Inc., visit www.micron.com.

# # #

Micron and the Micron orbit logo are trademarks of Micron Technology, Inc. Lexar and the Lexar logo are trademarks of Lexar Media, Inc. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements that involve risks and uncertainties concerning Micron’s proposed acquisition of Lexar Media, Inc., Micron’s expected financial performance, as well as Micron’s strategic and operational plans.  Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties.  The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Micron and Lexar to the transaction; Micron’s ability to successfully integrate Lexar’s operations and employees; and general economic conditions. In addition, please refer to the documents that Micron and Lexar file with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K. The filings by each of Micron and Lexar identify and address other important factors that could cause their respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this press release. Micron and Lexar are under no duty to update any of the forward-looking statements after the date of this press release to conform to actual results.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Micron and Lexar intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of Lexar by Micron pursuant to the terms of an Agreement and Plan of Merger by and among Micron, March 2006 Merger Corp., a wholly-owned subsidiary of Micron, and Lexar.  The prospectus/proxy statement will be mailed to the stockholders of Lexar.  Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Micron, Lexar and the proposed merger.  The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, 208-368-4465.  Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Investor Relations, Diane Carlini, (510) 580-5604. Investors and security holders of Lexar are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Micron, Steven Appleton, Micron’s Chairman, Chief Executive Officer and President, and certain of Micron’s other executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron’s other executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

Lexar, Eric Stang, Lexar’s Chairman, Chief Executive Officer and President, and Lexar’s

other directors and executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger.  Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Lexar common stock.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and Lexar’s other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.